This filing is made pursuant to Rule 424(b)(1) under the Securities Act of 1933 in connection with Registration No. 333-45353.

                                   PROSPECTUS

                                1,047,482 Shares

                                      REMEC
                                  Common Stock
                              --------------------


        This Prospectus relates to the public offering, which is not being underwritten, of up to 1,047,482 shares of Common Stock (the "Shares") of REMEC, Inc. ("REMEC" or the "Company"), which may be offered from time to time by any or all of the shareholders of the Company named herein (the "Selling Shareholders"). The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company in connection with the Company's acquisition of Q-bit Corporation ("Q-bit"), by and through a merger of a newly formed subsidiary of REMEC ("Acquisition Sub") with and into Q-bit (the "Q-bit Merger"). The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to the Agreement and Plan of Reorganization and Merger dated October 24, 1997 (the "Reorganization Agreement"), by and among REMEC, Acquisition Sub, Q-bit and the Selling Shareholders and pursuant to the Registration Rights Agreement dated October 24, 1997 (the "Registration Rights Agreement") among REMEC and the Selling Shareholders.

        The Shares may be offered by the Selling Shareholders from time to time in one or more transactions in the over-the-counter market at prices prevailing therein, in negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Shareholders" and "Plan of Distribution."

        The Company's Common Stock is listed on the Nasdaq National Market under the symbol "REMC." On January 28, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $26.375 per share.

                              --------------------

        SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

                              --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS FEBRUARY 20, 1998

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

        This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission by the Company (File No. 0-027414) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

        (1) The Company's Annual Report on Form 10-K for the year ended January 31, 1997 and all amendments thereto on Form 10-K/A;

        (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended May 4, 1997, August 1, 1997 and October 31, 1997; and

        (3) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on December 13, 1995.

        Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, REMEC, Inc., 9404 Chesapeake Drive, San Diego, California 92123, (619) 560-1301.


                           FORWARD LOOKING STATEMENTS

        The statements in this Prospectus and the documents incorporated herein by reference that relate to future plans, events or performance are forward-looking statements. The Company's future operations, financial performance, business and share price may be affected by a number of factors, including the factors listed below, any of which could cause actual results to vary materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation, other than as required under the Securities Act or the Exchange Act, to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                                  RISK FACTORS

DEPENDENCE ON COMMERCIAL WIRELESS TELECOMMUNICATIONS MARKET

        Historically, the Company's business has been almost exclusively focused on the defense market. The Company believes that its future growth depends on continued success in the commercial wireless telecommunications market. The Company believes that, while the technologies used in the defense and commercial industries are very similar, the two industries differ significantly in terms of the customer base, manufacturing requirements and lead times, the need to expend substantial resources for research and development without the assurance of reimbursement or recovery of those costs, and credit risks with customers. As a result, the Company is subject to risks inherent in the operation of a new business enterprise, including risks associated with attracting and servicing a new customer base, manufacturing products in a cost effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel with industry experience. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise.

        A number of the commercial markets for the Company's products in the wireless telecommunications area have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless telecommunications market applications for the Company's products may fail to develop or may erode for many different reasons, including insufficient growth to support expensive infrastructure equipment, insufficient consumer demand for wireless products or services because of pricing or otherwise, or real or perceived security risks associated with wireless communications. If the markets for the Company's products in commercial wireless telecommunications fail to grow, or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON DEFENSE MARKET

        A substantial portion of the Company's sales has been to the defense market. As a result, the Company's sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense spending cuts, general budgetary constraints or otherwise. The United States defense budget has recently been reduced and may be further reduced. Fewer available defense industry production programs, coupled with continued pricing pressure on follow-on orders for programs on which the Company participates, caused sales of the Company's core defense products -- MFMs and components for microwave systems -- to decline from $35.3 million in the year ended January 31, 1994 to $27.5 million for the year ended January 31, 1997. The Company expects to continue to derive a substantial portion of its revenues from these business segments and to develop microwave products for defense applications. Failure of the Company to replace sales attributable to a significant defense program or contract at the end of that program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon the Company's business, financial condition and results of operations in subsequent periods. In addition, a large portion of the Company's expenses are fixed and difficult to reduce, thus magnifying the material adverse effect of any revenue shortfall. Also, defense contracts frequently contain provisions that are not standard in private commercial transactions, such as provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. For example, the government terminated a large defense program in December 1992 for which the Company had been supplying in excess of $4.0 million of products on an annual basis.

CUSTOMER CONCENTRATION AND EXCLUSIVITY

        The Company derives significant revenues from a limited group of customers, including, P-COM, Inc. ("P-COM"), STM Wireless, Inc. ("STM"), Digital Microwave Corporation ("Digital Microwave"), Northrop Grumman Corporation ("Northrop Grumman"), Motorola, Inc. ("Motorola"), IT&T Industries ("IT&T"), The Raytheon Company ("Raytheon," including revenues from Hughes Aircraft Co. and Texas Instruments which were acquired by Raytheon in 1997), Lockheed Martin Corporation ("Lockheed Martin"), TRW Inc. ("TRW") and Alcatel Network Systems ("Alcatel"). As of January 31, 1998, these customers comprised 74% of total backlog, with Digital Microwave (22%) being the only customer that accounted for more than 10% of total backlog as of such date. The Company anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments by any significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's products would materially adversely affect the Company's business, financial condition and results of operations. The Company has granted some of its customers exclusivity for certain products and expects that in order to enter into other significant relationships in the wireless telecommunications industry, customers will either expressly or implicitly require exclusivity on components used in their products. In entering into such exclusive arrangements, the Company may have to forego opportunities to supply products to competing companies. If the Company enters into exclusive relationships with customers who prove to be unsuccessful, the Company may be materially adversely affected and the Company may be unable then to establish relationships with the industry leaders. There can be no assurance that the Company will be able to locate, or negotiate acceptable arrangements with, significant customers or that its current or future arrangements with significant customers will continue or will be successful.

INTEGRATION OF ACQUISITIONS

        The Company recently acquired two companies of significant size: C&S Hybrid, Inc. ("C&S Hybrid"), which was acquired in June 1997, and Q-bit Corporation ("Q-bit"), which was acquired in October 1997. The anticipated benefits of the acquisitions of C&S Hybrid and Q-bit will not be achieved unless these companies are successfully combined with the Company in an efficient and effective manner. The transition to a combined Company in which C&S Hybrid and Q-bit are wholly owned subsidiaries of the Company will require substantial attention from management, which has limited experience in integrating companies the size of REMEC, C&S Hybrid and Q-bit. In addition, the Company acquired in 1996 and 1997 Magnum Microwave Corporation ("Magnum"), Radian Technology, Inc. ("Radian"), Verified Technical Corporation ("Veritek") and Nanowave Technologies Inc. ("Nanowave"). The collective integration of Magnum, Radian, Veritek and Nanowave also will require substantial attention from management. The diversion of management attention and any difficulties encountered in the integration of Magnum, Radian, Veritek, C&S Hybrid, Q-bit and Nanowave as a group could have an adverse impact on the business, financial condition and results of operations of the Company. There can be no assurance that Magnum, Radian, Veritek, C&S Hybrid, Q-bit or Nanowave will be successfully integrated or that the consolidated operations of REMEC and its subsidiaries will be profitable. The Company will face similar risks in the integration of any future acquisitions.

MANAGEMENT OF GROWTH

        The growth in size and complexity of the Company's business and expansion of its product lines and customer base have placed, and are expected to continue to place, significant demands on the Company's management and operations. The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational and financial systems on a timely basis. There can be no assurance that the Company will be able to manage its future growth, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY RESULTS

        The Company's quarterly results have in the past been, and will continue to be, subject to significant variations due to a number of factors, any one of which could substantially affect the Company's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can vary due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by the Company, the Company's ability to obtain components and subassemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. In addition, with the decline in available defense industry production programs, the Company has placed more reliance on development contracts as a source of defense revenues, resulting in an increased susceptibility to fluctuations due to an increase in revenues from fixed price development contracts as a percentage of total revenues. Development contracts carry reduced gross margins and are typically for minimal hardware deliveries and sporadic non-hardware revenue items which results in fluctuating sales and gross margins. Accordingly, the Company's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance.

BACKLOG

        The Company's order backlog is subject to fluctuations and is not necessarily indicative of future sales. There can be no assurance that current order backlog will necessarily lead to sales in any future period. The Company's order backlog as of January 31, 1998 was approximately $214.9 million, approximately 63% of which was attributable to commercial customers and approximately 37% of which was attributable to defense customers. In certain circumstances, customers place purchase orders but release quantities incrementally against those purchase orders, subject to an agreed period of performance. At the time a purchase order is placed, the Company records the entire amount of the purchase order as backlog, even if the customer releases quantities incrementally against the purchase order. A substantial amount of the Company's order backlog can be canceled at any time without penalty, except, in some cases, the recovery of the Company's actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from customers of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE; LOSS OF INVESTMENT IN DESIGN AND ENGINEERING

        The Company's customers establish demanding specifications for product performance, reliability and cost. Certain contracts with its commercial customers and a significant portion of the Company's defense contracts are firm fixed-price ("FFP") contracts that provide for a predetermined fixed price for stipulated products, regardless of the costs incurred. The Company has made pricing commitments to certain customers in anticipation of achieving more cost effective product designs and introducing more widespread manufacturing automation. The Company faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of increased cost of materials, components or labor or otherwise. Manufacture of the Company's products is an extremely complex process. The Company has in the past experienced cost overruns on FFP contracts. There can be no assurance that cost overruns or problems with performance or reliability of Company products will not occur in the future. Any such cost overruns or performance problems may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company often makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive initial or follow-on orders may have a material adverse effect on the Company's business, financial condition and results of operations.

NECESSITY OF IMPLEMENTING HIGH VOLUME MANUFACTURING

        Historically, the volume of the Company's production requirements in the defense market was not sufficient to justify the widespread implementation of automated manufacturing processes. Fulfillment of substantial orders in the wireless telecommunications industry will require a significant increase in the Company's manufacturing capacity. There can be no assurance that the Company will be able to implement the desired automated manufacturing processes on a timely basis or at all or that, if implemented, such manufacturing processes will be sufficient to fulfill the Company's current and future production commitments in a cost effective manner or that the Company will obtain a sufficient amount of high volume orders to absorb the capital costs incurred.

COMPETITION

        The markets for the Company's products are extremely competitive and are characterized by technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers which have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors which are responsible for a substantial majority of the present worldwide production of MFMs. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. The Company's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of the Company's customers. For example, Magnum experienced a $2.3 million reduction in cavity oscillator shipments to a customer in its 1996 fiscal year due to obsolescence. In addition, innovations such as a wireless telephone system utilizing satellites instead of terrestrial base stations or a device that integrates microwave functionality could significantly reduce the potential market for the Company's products. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

DECLINING AVERAGE SELLING PRICES

        Many of the Company's customers are under continuous pressure to reduce prices and, therefore, the Company expects to continue to experience downward pricing pressure on its products. The Company's customers frequently negotiate supply arrangements well in advance of delivery dates, requiring the Company to commit to price reductions before it is determined that assumed cost reductions can be achieved. To offset declining average sales prices, the Company believes that it must achieve manufacturing cost reductions and obtain orders for higher volume products. If the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL REGULATIONS AND RISKS

        The Company is subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

        News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose certain health risks. If it were determined or perceived that electromagnetic waves carried through wireless telecommunications equipment create a significant health risk, the market for these products could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, if wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined or alleged to create a significant health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them, which could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATIONS

        The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectra, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

        Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also from time to time conduct inquiries or investigations that cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or operating results.

DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS

        The Company relies on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide it with services and materials necessary for the manufacture of products. For example, certain ceramic low drift substrates (supplied by NTK of Japan and Alpha Industries, Inc.), certain semiconductors (supplied by Alpha Industries, Inc., Nippon Electric Corporation, M/A-Com, Inc., Microwave Technology, Inc., Raytheon, Raytheon TI Systems, Inc., Siemens A.G., Fujitsu Compound Semiconductor, Inc., Litton Solid State and others) and certain components used in VCO products (supplied by Alpha Industries, Inc., Lockheed Martin, Scientific Components Corp. (d/b/a "Mini Circuits"), M/A Com Inc., Lockheed Martin Microwave - FSI (a division of Lockheed Martin), L/3 Communications and Micrometrics, Ltd.) and prescalers, carriers and transformers (supplied by Sciteq Communications, Inc., United Monolithic Semiconductors, Hewlett-Packard Company, Elcon, Inc. and Mini Circuits) used by the Company are sole source or critical supply items and would require significant effort, time or design changes to develop alternate sources.

The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver products to customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in the event that costs for the Company's contract manufacturers or suppliers increase, the Company may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers.

VOLATILITY OF STOCK PRICE

        The market price of the shares of Common Stock, like the stock prices of many technology companies, is subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations or new products developed by, or new contracts acquired by, the Company, its competitors or their customers, government regulatory action, developments with respect to wireless telecommunications, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of REMEC Common Stock has been volatile and may continue to be highly volatile.

LIMITATION ON PROTECTION OF PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY CLAIMS

        The Company does not presently hold any significant patents applicable to its products. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL SALES

        Although less than 5% of the Company's revenue is derived from sales to its customers located in Southeast Asia (excluding Japan), certain of the Company's customers may sell products into Southeast Asian markets. Recent adverse economic developments in Southeast Asia could affect sales by certain of the Company's customers into this region which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

        The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. The Company does not maintain key man life insurance on its key executive officers and, except for Joseph Lee (Executive Vice President), Tao Chow (Senior Vice President), James Mongillo (Senior Vice President) and Justin Miller (Vice President), such personnel do not have employment or non-competition agreements with the Company. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise.

CONTROL BY MANAGEMENT

        The Company's executive officers comprise five of the ten members of the Board of Directors. As a result, such persons have the ability to exercise influence over significant matters regarding the Company. Such a high level of influence may have a significant effect in delaying, deferring or preventing a change in control of the Company.

YEAR 2000 COMPLIANCE

        Many currently installed computer systems and software products are coded to accept only two digit entries to represent years. For example, the year "1997" would be represented by "97." These systems and products will need to be able to accept four digit entries to distinguish years beginning with 2000 from prior years. As a result, systems and products that do not accept four digit year entries will need to be upgraded or replaced to comply with such "Year 2000" requirements. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. However, many of the Company's customers may be affected by Year 2000 issues that require that they expend significant resources to modify or replace their existing systems, which may result in such clients having reduced funds to purchase the Company's products.

                                 USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Shareholders, as described below. See "Selling Shareholders" and "Plan of Distribution" described below.

                              SELLING SHAREHOLDERS

        The following table sets forth as of the date of this Prospectus, the name of each of the Selling Shareholders, the number of shares of Common Stock that each such Selling Shareholder owns as of such date, the number of shares of Common Stock owned by each Selling Shareholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Shareholder assuming the sale of all the Common Stock offered hereby. Except as indicated, none of the Selling Shareholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                                                                       Number of
                                                                 Number of            Shares to be
                                           Number of            Shares to be           Owned after
                                          Shares Owned           Sold under           Completion of
Name                                  Prior to Offering(1)    this Prospectus            Offering
----                                  --------------------    ---------------         -------------

Gary R. Callaway                               84,713                84,713                 0
Howard B. Hillman                             278,708               278,708                 0
Howard B. Hillman, Jr                         216,867               216,867                 0
Elise Hillman Green                           216,867               216,867                 0
Tatnall L. Hillman                             79,630                79,630                 0
The Hansel Byron Mead Revocable                84,713                84,713                 0
    Living Trust Dated 12/01/94
Irene H. Riebe                                 85,984                85,984                 0
                                            ---------             ---------             ---------
                                            1,047,482             1,047,482                 0


----------
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the Shares shown as beneficially owned.

                              PLAN OF DISTRIBUTION

        The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Company's Common Stock short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        In effecting sales, brokers, dealers or agents engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify, under certain circumstances, brokers or dealers engaged by them to effect sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

        In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

        At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        The sale of Shares by the Selling Shareholders is subject to compliance by the Selling Shareholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Shareholders will sell all or any of the Shares.

        The Company has agreed to indemnify the Selling Shareholders and any person controlling a Selling Shareholder against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

        The Company has agreed with the Selling Shareholders to keep the Registration Statement of which this Prospectus constitutes a part effective for up to two years following October 24, 1997, the closing date of the Q-bit Merger (which period may be shortened or extended under certain circumstances). The Company intends to de-register any of the Shares not sold by the Selling Shareholders at the end of such two year period; however it is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.


                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby will be passed upon by Heller Ehrman White & McAuliffe, Los Angeles, California, counsel to the Company.


                                     EXPERTS

        The consolidated financial statements and schedule of REMEC, Inc. appearing in REMEC, Inc.'s Annual Report (Form 10-K/A) for the year ended January 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years 1997, 1996 and 1995, are based in part on the report of Ireland San Filippo, LLP, independent auditors, and on the report of Bray, Beck & Koetter, independent auditors. The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

================================================================================


No dealer, salesperson or other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitations. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                             ----------------------



                                TABLE OF CONTENTS


                                                                          PAGE

Available Information ......................................................2

Incorporation of Certain Documents
by Reference ...............................................................2

Forward-Looking Statements .................................................3

Risk Factors ...............................................................3

Use of Proceeds ............................................................9

Selling Shareholders .......................................................9

Plan of Distribution ......................................................11

Legal Matters .............................................................12

Experts ...................................................................12


================================================================================


================================================================================

                                1,047,482 Shares



                                      REMEC


                                  Common Stock




                             ----------------------
                                   PROSPECTUS
                             ----------------------



                               FEBRUARY 20, 1998


================================================================================